The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

03 JAN 21 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

17th January, 2003.

Attn: Filing Desk - Stop 1-4

03003364

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 14th January 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 17th January 2003 confirming that Merrill Lynch & Co., Inc. had increased its interests in EMI Group plc Ordinary Shares of 14p each to 78,879,441 shares, being 10.00% of the shares in issue.

Yours faithfully,

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

1/29

The EMI Group Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 03/3

Company Announcements Office,
London Stock Exchange.

17th January, 2003.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Merrill Lynch & Co., Inc., in a letter received by fax on and dated 16th January 2003, that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as of 14th January 2003, held 78,879,441 shares, being 10.00% of the shares in issue.

It was also advised that, by reason of the provisions of the Companies Act 1985, Merrill Lynch Investment Managers Ltd has interests in 76,140,452 shares, Merrill Lynch Group, Inc. has interests in 78,037,844 and Merrill Lynch & Co., Inc. has interests in all 78,879,441 shares.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary